SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January 2009
Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

Date: January 12, 2009	By:	/s/ Graham David Staley
Graham David Staley
Chief Financial Officer and Investor Relations

Bovespa (São Paulo)	AMBV4 – Preferred AMBV3 – Common

NYSE (New York)	ABV – Preferred ABVc – Common

Material Event

AMBEV ANNOUNCES NEW CHIEF FINANCIAL AND
INVESTOR RELATIONS OFFICER

São Paulo, January 12, 2009 – Companhia de Bebidas das Américas - AmBev [BOVESPA: AMBV4, AMBV3; and NYSE: ABV, ABVc] announced today that Nelson Jamel has been appointed AmBev’s Chief Financial and Investor Relations Officer, effective February 1st, 2009.  Nelson Jamel will replace Graham Staley, who has been appointed Vice-President Finance for Western Europe of Anheuser-Busch InBev S.A./N.V. (“Anheuser-Busch InBev”).

Nelson Jamel joined AmBev in 1997 and has held several positions in the finance area throughout his career, including head of Budgeting and Business Performance for both AmBev and Anheuser-Busch InBev, Finance Director for AmBevDominicana (AmBev’s subsidiary in the Dominican Republic), and, since 2007, Vice-President Finance for Western Europe of Anheuser-Busch InBev.

For additional information, please contact the Investor Relations Department:

Michael Findlay	Myriam Bado
+55 11 2122-1415	+55 11 2122-1414
ir@ambev.com.br

WWW.AMBEV-IR.COM

Our investor web site has additional Company financial and operating information, as well as transcripts of conference calls. Investors may also register to automatically receive press releases by email and be notified of Company presentations and events.

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, Company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur.  The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors.  Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.